Schedule 13G/A                                    Page _____ of _____ Pages
                                                          1        8







                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. ___)*
                                                 25







                                   TOM BROWN INC.
                 ___________________________________________________
                                  (Name of Issuer)


                                    COMMON SHARES
                 ___________________________________________________
                           (Title of Class of Securities)


                                      115660201
                 ___________________________________________________
                                   (Cusip Number)
                                     12/31/2003
                 ___________________________________________________
               (Date of Event Which Requires Filing of this Statement)



 Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

 [X] Rule 13d-1(b)
 [ ] Rule 13d-1(c)
 [ ] Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Schedule 13G                                      Page _____ of _____ Pages
                                                          2        8

CUSIP No. ___115660201           ___
___________________________________________________
 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Mutual Automobile Insurance Company 37-0533100
___________________________________________________
 2.  Check the appropriate box if a Member of a Group
     (a) _____
     (b) __X__
___________________________________________________
 3.  SEC USE ONLY:
___________________________________________________
 4.  Citizenship or Place of Organization: Illinois
___________________________________________________
 Number of    5.  Sole Voting Power: 2,600,000
 Shares       ___________________________________________________
 Beneficially 6.  Shared Voting Power: 0
 Owned by     ___________________________________________________
 Each         7.  Sole Dispositive Power: 2,600,000
 Reporting    ___________________________________________________
 Person With  8.  Shared Dispositive Power: 0
___________________________________________________
 9.  Aggregate Amount Beneficially Owned by each Reporting Person: 2,600,000
___________________________________________________
10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____
___________________________________________________
11.  Percent of Class Represented by Amount in Row 9: 5.70  %
___________________________________________________
12.  Type of Reporting Person: IC

 Schedule 13G                                      Page _____ of _____ Pages
                                                          3        8

CUSIP No. ___115660201           ___
___________________________________________________
 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Investment Management Corp.  37-0902469
___________________________________________________
 2.  Check the appropriate box if a Member of a Group
     (a) _____
     (b) __X__
___________________________________________________
 3.  SEC USE ONLY:
___________________________________________________
 4.  Citizenship or Place of Organization: Illinois
___________________________________________________
 Number of    5.  Sole Voting Power: 0
 Shares       ___________________________________________________
 Beneficially 6.  Shared Voting Power: 7,857
 Owned by     ___________________________________________________
 Each         7.  Sole Dispositive Power: 0
 Reporting    ___________________________________________________
 Person With  8.  Shared Dispositive Power: 7,857
___________________________________________________
 9.  Aggregate Amount Beneficially Owned by each Reporting Person: 7,857
___________________________________________________
10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____
___________________________________________________
11.  Percent of Class Represented by Amount in Row 9: 0.01  %
___________________________________________________
12.  Type of Reporting Person: IC

 Schedule 13G                                      Page _____ of _____ Pages
                                                          4        8

CUSIP No. ___115660201           ___
___________________________________________________
 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Mutual Fund Trust
___________________________________________________
 2.  Check the appropriate box if a Member of a Group
     (a) _____
     (b) __X__
___________________________________________________
 3.  SEC USE ONLY:
___________________________________________________
 4.  Citizenship or Place of Organization:
___________________________________________________
 Number of    5.  Sole Voting Power: 13,200
 Shares       ___________________________________________________
 Beneficially 6.  Shared Voting Power: 0
 Owned by     ___________________________________________________
 Each         7.  Sole Dispositive Power: 13,200
 Reporting    ___________________________________________________
 Person With  8.  Shared Dispositive Power: 0
___________________________________________________
 9.  Aggregate Amount Beneficially Owned by each Reporting Person: 13,200
___________________________________________________
10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____
___________________________________________________
11.  Percent of Class Represented by Amount in Row 9: 0.02  %
___________________________________________________
12.  Type of Reporting Person: IV

 Schedule 13G                                      Page _____ of _____ Pages
                                                          5        8



Item 1(a) and (b).  Name and Address of Issuer & Principal Executive Offices:
                    _________________________________________________________
                   TOM BROWN INC.
                   555 SEVENTEENTH ST.
                   SUITE 1850
                   DENVER, CO  80202-3918

Item 2(a).  Name of Person Filing: State Farm Mutual Automobile Insurance
            _____________________
                                   Company and related entities; See Item 8 and Exhibit A

Item 2(b).  Address of Principal Business Office: One State Farm Plaza
            ____________________________________
                                                  Bloomington, IL 61710

Item 2(c).  Citizenship: United States
            ___________

Item 2(d) and (e).  Title of Class of Securities and Cusip Number: See above.
                    _____________________________________________

Item 3.  This Schedule is being filed, in accordance with 240.13d-1(b).
         _____________________________________________________________
         See Exhibit A attached.

Item 4(a).  Amount Beneficially Owned: 2,621,057 shares
            _________________________

Item 4(b).  Percent of Class: 5.74 percent pursuant to Rule 13d-3(d)(1).
            ________________

Item 4(c).  Number of shares as to which such person has:
            ____________________________________________
           (i) Sole Power to vote or to direct the vote: 2,613,200
           (ii) Shared power to vote or to direct the vote:  7,857
           (iii) Sole Power to dispose or to direct disposition of: 2,613,200
           (iv) Shared Power to dispose or to direct disposition of:  7,857

Item 5.  Ownership of Five Percent or less of a Class: Not Applicable.
         ____________________________________________

Item 6.  Ownership of More than Five Percent on Behalf of Another Person: N/A
         _______________________________________________________________

Item 7.  Identification and Classification of the Subsidiary Which Acquired
         __________________________________________________________________
         the Security being Reported on by the Parent Holding Company: N/A
         ______________________________________________________________

Item 8.  Identification and Classification of Members of the Group:
         _________________________________________________________
         See Exhibit A attached.

Item 9.  Notice of Dissolution of Group:  N/A
         ______________________________

 Schedule 13G                                      Page _____ of _____ Pages
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  Item 10.  Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

				           Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



              01/21/2004                   STATE FARM MUTUAL AUTOMOBILE
  _________________________________
                 Date                        INSURANCE COMPANY

                                           STATE FARM LIFE INSURANCE COMPANY

                                           STATE FARM FIRE AND CASUALTY
                                             COMPANY

  STATE FARM INSURANCE COMPANIES           STATE FARM INVESTMENT MANAGEMENT
    EMPLOYEE RETIREMENT TRUST                CORP.

  STATE FARM INSURANCE COMPANIES           STATE FARM ASSOCIATES' FUNDS
    SAVINGS AND THRIFT PLAN FOR              TRUST - STATE FARM GROWTH FUND
    U.S. EMPLOYEES
                                           STATE FARM ASSOCIATES' FUNDS
                                             TRUST - STATE FARM BALANCED
                                             FUND

                                           STATE FARM MUTUAL FUND TRUST

                                           STATE FARM VARIABLE PRODUCT TRUST







  _________________________________               /s/ Paul N. Eckley
                                           _________________________________
     Paul N. Eckley, Fiduciary of            Paul N. Eckley, Sr. Vice President
          each of the above                       of each of the above

 Schedule 13G                                      Page _____ of _____ Pages
                                                          7        8


				EXHIBIT A

This Exhibit lists the entities affiliated with State Farm Mutual Automobile Insurance Company ("Auto Company") which might be deemed to constitute a "group" with regard to the ownership of shares reported herein.

Auto Company, an Illinois-domiciled insurance company, is the parent company of multiple wholly owned insurance company subsidiaries, including State Farm Life Insurance Company, State Farm Life and Accident Assurance Company, and State Farm Fire and Casualty Company. Auto Company is also the parent company of State Farm Investment Management Corp. ("SFIMC"), which is a registered transfer agent under the Securities Exchange Act of 1934 and a registered investment adviser under the Investment Advisers Act of 1940. SFIMC serves as transfer agent and investment adviser to State Farm Associates' Funds Trust, State Farm Variable Product Trust and State Farm Mutual Fund Trust, three Delaware Business Trusts that are registered investment companies under the Investment Company Act of 1940. Auto Company also sponsors two qualified retirement plans for the benefit of its employees, which plans are named the State Farm Insurance Companies Employee Retirement Trust and the State Farm Insurance Companies Savings and Thrift Plan for U.S. Employees (collectively the "Qualified Plans").

As part of its corporate structure, Auto Company has established an Investment Department. The Investment Department is directly or indirectly responsible for managing or overseeing the management of the investment and reinvestment of assets owned by each person that has joined in filing this Schedule 13G. Moreover, the Investment Department is responsible for voting proxies or overseeing the voting of proxies related to issuers the shares of which are held by one or more entities that have joined in filing this report. Each insurance company included in this report and SFIMC have established an Investment Committee that oversees the activities of the Investment Department in managing the firm's assets. The Trustees of the Qualified Plans perform a similar role in overseeing the investment of each plan's assets.

Pursuant to Rule 13d-4 each person listed in the table below expressly disclaims "beneficial ownership" as to all shares as to which such person has no right to receive the proceeds of sale of the security and disclaims that it is part of a "group".



 Schedule 13G                                      Page _____ of _____ Pages
                                                          8        8


                                                               Number of
                                                              Shares based
                                             Classification   on Proceeds
Name                                          Under Item 3      of Sale
____                                         ______________   ____________

State Farm Mutual Automobile Insurance Company   IC         2,600,000 shares
State Farm Life Insurance Company                IC                 0 shares
State Farm Life and Accident Assurance Company   IC                 0 shares
State Farm Fire and Casualty Company             IC                 0 shares
State Farm Investment Management Corp.           IA                 0 shares
State Farm Associates' Funds Trust - State
    Farm Growth Fund                             IV                 0 shares
State Farm Associates' Funds Trust - State
    Farm Balanced Fund                           IV                 0 shares
State Farm Variable Product Trust                IV             7,857 shares
State Farm Insurance Companies Employee
    Retirement Trust                             EP                 0 shares
State Farm Insurance Companies Savings and
    Thrift Plan for U.S. Employees               EP
  Equities Account                                                  0 shares
  Balanced Account                                                  0 shares
State Farm Mutual Fund Trust                     IV            13,200 shares
                                                    -----------------
                                                            2,621,057 shares